Exhibit 4.1

DESCRIPTION OF THE REGISTRANTS’ SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, American Airlines Group Inc. (“AAG”) had common stock, $0.01 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on The Nasdaq Stock Market LLC under the trading symbol “AAL.” American Airlines, Inc. had no securities registered under Section 12 of the Exchange Act.
DESCRIPTION OF COMMON STOCK
The following is a description of the rights of the holders of AAG common stock and related provisions of AAG’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and AAG’s Third Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”). This description is a summary and does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, Bylaws and applicable provisions of the DGCL. The Certificate of Incorporation and Bylaws, which are filed as Exhibit 3.1 and Exhibit 3.3., respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, are incorporated by reference herein. We encourage you to read the Certificate of Incorporation, Bylaws and applicable provisions of the DGCL for additional information.
Authorized Capital Stock
AAG’s authorized capital stock consists of:

•	1.75 billion shares of common stock, $0.01 par value; and

•	200 million shares of preferred stock, $0.01 par value.
Common Stock
Dividends
Holders of AAG common stock are entitled to receive dividends or other distributions in cash, stock or property of AAG when, as and if declared on the common stock by AAG’s board of directors from time to time out of assets or funds of AAG legally available therefor, subject to the rights of holders of any outstanding preferred stock.
Voting Rights
Holders of AAG common stock are entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited as described below under “ Other Provisions Restricting Transfer and Ownership.” Holders of AAG common stock have no right to cumulate their votes.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of AAG, holders of AAG common stock are entitled to receive the assets and funds legally available for distribution in proportion to the number of shares held by them after payments to creditors and of preferential amounts, if any, to which any holders of AAG preferred stock may be entitled. If AAG has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In such case, AAG must pay the applicable distribution to holders of its preferred stock, if required pursuant to the terms of any such preferred stock, before it may pay distributions to holders of AAG common stock.
Other Rights
In the event of a merger or consolidation of AAG with or into another entity, the holders of AAG common stock are entitled to receive the same per share consideration on a per share basis.
Holders of AAG’s common stock are not entitled to preemptive rights to purchase additional shares.

Transfer Agent
The transfer agent and registrar for AAG’s common stock is American Stock Transfer & Trust Company, LLC.
Certain Anti-takeover Provisions of AAG’s Certificate of Incorporation and Bylaws
Certain provisions of the Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change in control if AAG’s board of directors determines such change in control is not in the best interests of AAG and its stockholders. These provisions include, among other things, the following:

•	the ability to authorize undesignated preferred stock with super voting, special approval, dividend, or other rights or preferences that could impede the success of any attempt to acquire AAG;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of AAG’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•
a prohibition against stockholders calling a special meeting of stockholders, except by written demand, delivered in compliance with the requirements of the Bylaws, of stockholders holding at least 20% of the outstanding voting power of AAG’s shares;

•	certain restrictions on security ownership by persons who are not citizens of the U.S. (see the section entitled “-Other Provisions Restricting Transfer and Ownership” below);

•
certain restrictions on transfer of securities by persons or groups holding 4.75% or more of AAG’s capital stock or transfers resulting in a new person or group holding 4.75% or more of AAG’s capital stock (see the section entitled “-Other Provisions Restricting Transfer and Ownership” below);

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors to modify or amend the Bylaws; and

•	super-majority voting requirements to modify or amend specified provisions of the Certificate of Incorporation.
AAG is also subject to the provisions of Section 203 of the DDGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Other Provisions Restricting Transfer and Ownership
The Certificate of Incorporation and Bylaws also impose certain restrictions on the transferability and ownership of AAG common stock, preferred stock, warrants, rights or options to purchase AAG common stock and certain other equity-type interests of AAG, which we refer to collectively as AAG Securities, in order to comply with U.S. law and related rules and regulations of the U.S. Department of Transportation, which we refer to as the DOT, and to reduce the possibility that subsequent changes in the ownership of AAG Securities could result in limitations on the use of the significant deductions in any year for net operating losses carried over from prior taxable years, and other valuable income tax attributes of AAG and its subsidiaries.
Restrictions on Transfer
Subject to certain exceptions, or the prior approval of AAG’s board of directors, the Certificate of Incorporation restricts any person or entity (including certain groups of persons) from directly or indirectly acquiring or accumulating AAG Securities if such person or entity would become a Substantial Stockholder, which the Certificate of Incorporation defines generally as a person or entity with a percentage ownership of 4.75% or more of the outstanding capital stock of AAG or if such acquisition would increase the percentage stock ownership (as determined under applicable tax law principles) of a Substantial Stockholder. These restrictions may remain in effect until December 9, 2021 and may be waived by the board of directors of AAG on a case-by-case basis.
Foreign Ownership Limitations
The Certificate of Incorporation and Bylaws provide that, consistent with the requirements of Subtitle VII of Title 49 of the United States Code, as amended (the “Aviation Act”), any persons or entities who are not a “citizen of the United States” (as defined under the Aviation Act and administrative interpretations issued by the DOT, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (a non-citizen), shall not, in the aggregate, own (beneficially or of record) and/or control more than (a) 24.9% of the aggregate votes of all of our outstanding equity securities or (b) 49.0% of our outstanding equity securities. The Certificate of Incorporation and Bylaws further specify that it is the duty of each stockholder who is a non-citizen to register his, her or its equity securities on our foreign stock record and provide for remedies applicable to stockholders that exceed the voting and ownership caps described above. In addition, any attempt to transfer AAG Securities to a non-U.S. person in excess of 49.0% of our outstanding equity securities will be void and of no effect and will not be recorded in our books and records.